Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-126314

January 11, 2006

STRATEGIC HOTEL CAPITAL, INC.

SERIES B CUMULATIVE REDEEMABLE PREFERRED STOCK

Final Term Sheet

Issuer: Strategic Hotel Capital, Inc.

Security: 8.25% Series B Cumulative Redeemable Preferred Stock

CUSIP: 86272T403

Size:	4,000,000 shares; $100,000,000 Over-allotment option: 600,000 shares

Type of security: SEC Registered—Registration Statement No. (333-126314)

Public offering price: $25.00 per share

Underwriting discounts and commissions: $0.7875 per share; $ 3,150,000 total ($3,622,500 if over-allotment option is exercised in full)

Proceeds to the Company, before expenses: $24.2125 per share; $96,850,000 total ($111,377,500 if over-allotment option is exercised in full)

Expected net proceeds after deducting underwriting discounts and commissions and estimated transaction expenses payable by us: $96,350,000 ($110,877,500 if over-allotment option is exercised in full)

Sole Bookrunner:	Wachovia Capital Markets, LLC	2,200,000

Joint Lead Manager:	Raymond James & Associates, Inc.	600,000

Co-managers:	A.G. Edwards & Sons, Inc.	400,000
	RBC Dain Rauscher Inc.	400,000
	Stifel, Nicolaus & Company, Incorporated	400,000

Dividend rate: 8.25% of the liquidation preference per annum; $2.0625 per annum per share, cumulative from January 31, 2006 (subject to the dividend rate step-up to 9.25% as described in the prospectus supplement)

Redemption: On or after January 31, 2011 (subject to the special optional redemption right described in the prospectus supplement)

Settlement and delivery date: January 31, 2006

Selling concession: Not to exceed $0.50 per share

Reallowance to other dealers: Not to exceed $0.45 per share

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-326-5897 or you may e-mail a request to syndicate.ops@wachovia.com.